UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

BY FOREIGN BANKS AND FOREIGN INSURANCE

COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES

AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS

OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”): The Toronto-Dominion Bank

B.	This is (select one):

☒	an original filing for the Filer

☐	an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant: The Toronto-Dominion Bank

Form type: Registration Statement on Form F-3

File Number (if known): 333-283969

Filed by: The Toronto-Dominion Bank

Date Filed (if filed concurrently, so indicate): December 20, 2024

D.

The Filer is incorporated or organized under the laws of Canada and has its principal place of business at Toronto-Dominion Centre, P.O. Box 1, Toronto, Ontario M5K 1A2 (Canada) (Telephone (416) 982-8222).

E.

The Filer designates and appoints Glenn Gibson (“Agent”) located at The Toronto-Dominion Bank, New York Branch, 1 Vanderbilt Avenue, New York, NY 10017 (Telephone (212) 827-7000) as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission, and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form F-3 filed on the date hereof or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.

Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, this 20th day of December, 2024.

Filer: THE TORONTO-DOMINION BANK

By:	/s/ Jane A. Langford
Name:	Jane A. Langford
Title:	Executive Vice President and General Counsel

This statement has been signed by the following person in the capacities and dates indicated.

GLENN GIBSON
AGENT FOR SERVICE OF PROCESS IN THE UNITED STATES

By:	/s/ Glenn Gibson
Name:	Glenn Gibson
Title:	Executive Vice President and Vice Chair

THE TORONTO-DOMINION BANK

CERTIFICATE

I, Jane A. Langford, Executive Vice President and General Counsel of The Toronto-Dominion Bank (the “Bank”), do hereby certify (i) that the following resolution of the Bank, which authorizes Glenn Gibson, Executive Vice President and Vice Chair of the Bank, as agent for service of process in the United States and to designate any other person to serve as such agent for service, is a true copy of a resolution duly passed by the Board of Directors of the Bank at a meeting duly called and held on the 5th day of December, 2024 and (ii) that said resolution has not been amended or rescinded and is still in full force and effect as of the date hereof.

“RESOLVED THAT:

6. The designation and appointment of Glenn Gibson or such other person as any officer of the Bank may deem fit, as the Bank’s “authorized representative in the United States” for receiving communications from the SEC in connection with each Registration Statement and any Amended Registration Statement, with all powers incidental to such appointment, is hereby approved.

7. The Bank hereby appoints Glenn Gibson or such other person as any officer of the Bank may deem fit, as its agent for the service of process upon the Bank in the United States in connection with each Registration Statement and any Amended Registration Statement, as and to the extent provided for in Form F-N and/or Form F-X to be filed with the SEC, and any proper officer of the Bank be and is hereby authorized, for and on behalf of the Bank, to execute and file with the SEC a consent to service of process and power of attorney on Form F-N and/or Form F-X appointing Glenn Gibson or such other person, as such agent for service.”

IN WITNESS WHEREOF I have hereunto subscribed my name in the City of Toronto, Province of Ontario, Country of Canada this 20th day of December, 2024.

/s/ Jane A. Langford
Name:	Jane A. Langford
Title:	Executive Vice President and General Counsel